United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

PVH CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-07572
(State or other jurisdiction of incorporation)	(Commission file number)

285 Madison Avenue New York, New York	10017
(Address of principal executive offices)	(Zip code)

Mark D. Fischer
212-381-3500
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is attached as an exhibit to this Form SD and is available on our corporate website, PVH.com, as permitted by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report provided for in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2—Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3—Exhibits
Item 3.01 Exhibits
Exhibit 1.01 –     Conflict Minerals Report for the calendar year that ended December 31, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH CORP.

By: /s/ Mark D. Fischer
Mark D. Fischer
Executive Vice President

May 15, 2024